02058831

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

THE ICA CORPORATION HOLDING COMPANY
(Translation of Registrant's Name Into English)

México
(Jurisdiction of incorporation or organization)

Minería No. #145
11800 México, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Index

1. Noticcs sent to and published by the Mexican Stock Exchange.

2. Press Release dated September 27, 2002 regarding the Cabo del Sol project.

1. On September 25, 2002, the Mexican Stock Exchange requested that Empresas ICA provide an explanation for the more than 18-percent increase in its share price. This share price increase exceeded the price fluctuation threshold established by the Mexican Stock Exchange. Following is a translation of the statement sent by ICA to the Mexican Stock Exchange and published on September 25, 2002 in connection with such request:

"ICA confirms that there is no material information to disclose regarding the possible sale of ICA's interest in the Cabo del Sol project, referred to in a story published today by El Financiero newspaper."

2. Trading in ICA's shares was briefly suspended by the Mexican Stock Exchange because an increase in ICA's share price exceeded the share price fluctuation threshold established by the Mexican Stock Exchange. In response to a request by Mexican Stock Exchange, ICA sent a statement to the Mexican Stock Exchange, which was published on September 26, 2002. Following is a translation of such statement:

"ICA continues to conduct negotiations regarding asset sales as part of the Company's divestment program, which was announced in February 1999 and approved in a shareholders meeting in September 2001. ICA makes disclosures to the market whenever it concludes any material asset sales. In addition, ICA provides updates regarding the Company's divestment program in the Company's quarterly financial reports, which are available from the Mexican Stock Exchange and on the Company's web site.

The movements in ICA's share price over the past several months did not result from share purchases associated with ICA's share repurchase program or by pension funds related to ICA."

EVENTOS RELEVANTES

PUBLICADO 25/SEP/02

DE ACUERDO A LA SOLICITUD DE LA BOLSA MEXICANA DE VALORES, DADO EL ROMPIMIENTO DE LOS PARAMETROS DE LA ACCION AL ELEVARSE EL PRECIO POR ARRIBA DEL 18%, ICA CONFIRMA QUE EN RELACION A LA NOTICIA PUBLICADA EL DIA DE HOY POR EL PERIODICO EL FINANCIERO, REFERENTE A LA POSIBLE VENTA DE LA PARTICIPACION DE ICA EN CABO DEL SOL, NO HAY NADA MATERIAL QUE INFORMAR.

PUBLICADO 26/SEP/02

COMO RESPUESTA A LA SOLICITUD DE LA BOLSA MEXICANA DE VALORES PARA REESTABLECER LA COTIZACION DE ICA DERIVADA DEL ROMPIMIENTO DE PARAMETROS, ICA INFORMA: QUE EN LO REFERENTE A SU PROGRAMA DE DESINVERSION ANUNCIADO EN FEBRERO DE 1999, APROBADO POR LA ASAMBLEA DE ACCIONISTAS CELEBRADA EN SEPTIEMBRE DE 2001 Y AL CUAL SE LE DA SEGUIMIENTO TRIMESTRAL EN LOS REPORTES FINANCIEROS DE LA EMPRESA QUE SE ENCUENTRAN DISPONIBLES EN LA BOLSA MEXICANA DE VALORES Y EN LA PAGINA DE INTERNET DE LA EMPRESA, SE CONTINUA NEGOCIANDO LA VENTA DE ACTIVOS, INFORMANDO AL MERCADO, COMO LO HA VENIDO HACIENDO, CUANDO SE CONCRETE CUALQUIER OPERACION RELEVANTE.

LOS MOVIMIENTOS PRESENTADOS EN LOS ULTIMOS MESES EN EL PRECIO DE LA ACCION NO RESPONDEN A OPERACIONES DE COMPRA DE ACCIONES POR PARTE DEL FONDO DE RECOMPRA DE LA EMPRESA O DE FONDOS DE PENSIONES RELACIONADOS CON LA MISMA.

ICA

PRESS RELEASE

For more information contact:

Dr. José Luis Guerrero
(5255) 5272-9991 x2060
guerrerj@ica.com.mx

Lic. Paloma Grediaga
(5255) 5272-9991 x3470

In the United States:
Zemi Communications

Daniel Oehl
(212) 689-9560

EMPRESAS ICA CLARIFIES MEDIA REPORTS

Mexico City, September 27, 2002 – Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced that it continues its non-strategic asset divestment program. This divestment program includes ICA's interest in the Cabo del Sol tourism project.

ICA desires to clarify certain recent press reports regarding the value of its 49% interest in the Cabo del Sol tourism project. ICA's minority ownership interest in the Cabo del Sol project had a book value of approximately Ps. 385 million as of June 30, 2002. The project's liabilities include a loan of approximately US$ 40 million, which is guaranteed by ICA's shareholding in the project. Revenue generated by the project has fallen significantly in recent periods, as a result of the decline in tourism after the September 11th attacks, as well as the economic slowdown in the United States.

ICA has entered into negotiations to sell its minority ownership interest in the Cabo del Sol project, but no assurance may be given that such transaction will be consummated or as to the amount of proceeds that would result from any such transaction. ICA reaffirms its commitment to keep the investment community informed of the conclusion of any such transaction.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction, which builds highways, bridges, dams, tunnels, ports, pipelines, and other large-scale civil engineering works, as well as office buildings, commercial centers, urban developments, and housing; Industrial Construction, which constructs refineries, electrical generation, petrochemical and industrial plants for the public and private sectors. Through its subsidiaries, ICA also manages airports and operates specialized port terminals, tunnels, highways, and municipal services under government concession contracts and/or partial sale of long term contract rights.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could

cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

Empresas ICA Sociedad Controladora, S.A. de C.V.

Name: Sergio F. Montano Leon
Title: Executive Vice President of Administration